FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
File Number: 333-172143-03

Deutsche Bank Said to Market CMBS as Banks Break ‘Vicious Cycle’
2012-02-29 18:32:01.705 GMT
By Sarah Mulholland

Feb. 29 (Bloomberg) -- Deutsche Bank AG may sell top-ranked bonds backed by commercial-property loans with the lowest yields since May, potentially lowering refinancing costs for landlords with $51 billion of debt coming due this year. Demand for securities tied to everything from strip malls to suburban office parks is surging, a boon for property owners after building values fell as much as 42 percent. Wall Street lowers rates when commercial-mortgage bond sales are strong, aiding borrowers with maturing loans and creating a “virtuous cycle,” according to James Grady, a managing director at Deutsche Insurance Asset Management in New York.

“If it’s easier to refinance, there are fewer maturity defaults,” Grady said. “When nobody is willing to put money into the sector and spreads blow out, it becomes a vicious cycle.”

A $416 million portion of AAA securities tied to shopping centers, offices and hotels is being marketed by Deutsche Bank to yield 115 basis points more than the benchmark swap rate, according to a person familiar with the offering who declined to be identified because terms aren’t public. The Frankfurt-based lender sold similar debt to yield 200 basis points in August, according to data compiled by Bloomberg.

The spread on top-ranked commercial-mortgage bonds has plunged to 192 basis points more than Treasuries, the lowest since May, according to the Barclays Capital CMBS AAA Super Duper Index. That’s down from a 20-month high of 323 basis points, or 3.23 percentage points, on Oct. 4 at the height of the European debt crisis.

Wall Street rates are low enough to compete with life insurance companies for the first time in nine months, commercial-lending broker Cushman & Wakefield Sonnenblick Goldman said in a report yesterday.

Banks are arranging $6 billion in commercial-mortgage bond sales through March, according to a Bank of America Merrill Lynch report last week. Issuance is accelerating after dropping to $2.87 billion in the fourth quarter last year from $8.26 billion in the previous three months, Bloomberg data show.

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--Editors: John Parry, Shannon D. Harrington

The issuer has filed a registration statement (including a prospectus) with the SEC (registration statement file no. 333-172143) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-503-4611 or you e-mail a request to prospectus.cpdg@db.com.  The securities may not be suitable for all investors. Deutsche Bank Securities Inc. and the other underwriters and their respective affiliates may acquire, hold or sell positions in these securities, or in related derivatives, and may have an investment or commercial banking relationship with the issuer.